March 15, 2017
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    CSRA Inc.
Form 10-K for the Fiscal Year Ended April 1, 2016
Filed May 27, 2016
Form 10-Q for the Quarterly Period Ended December 30, 2016
Filed February 8, 2017
File No. 001-37494

Dear Ms. Collins:

This letter is being furnished by CSRA Inc. (the “Company”), in response to the Staff’s comment letter, dated March 2, 2017, on the subject of the Company’s above referenced filings. We appreciate the feedback from the Staff so that we can continue to improve our disclosures for the benefit of investors. Attached is our detailed response to the item in the Staff’s letter.

If you have any questions regarding the foregoing, please feel free to call me at (571) 446-5278.

Sincerely yours,

/s/ David F. Keffer
David F. Keffer
Executive Vice President and Chief Financial Officer
CSRA Inc.

cc: Michael Condro, Partner, Deloitte & Touche LLP

CSRA | 3170 Fairview Park Drive, Falls Church VA 22042 | P: +1 571.446.5278 | F: +1 703.849.1014 | www.csra.com

Form 10-Q for the Quarterly Period Ended December 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview, page 6

1.
We note your revised disclosures in response to prior comment 2 [January 27, 2017 letter]. Please explain how management uses non-GAAP segment operating income to evaluate and assess operating results considering it excludes expenses that are essential to your operations. Also, specifically address how you determined that Corporate G&A expenses are not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the updated non-GAAP C&DIs issued on May 17, 2016.

Response:

In its past disclosures, the Company has presented Total segment operating income (sometimes also referred to as non-GAAP segment operating income or segment operating income, depending on context) in order to provide transparency into the contribution of its operating segments to the Company’s profitability. Thus, Total segment operating income includes expenses that are controllable by the segments but excludes corporate-level costs such as Corporate general and administrative (“G&A”) expenses that are not controllable by the segments. Our disclosures have noted that Corporate G&A is excluded from Total segment operating income and have included cautionary language to the effect that the amounts excluded from Total segment operating income may have a material impact on the Company’s reported financial results. To further clarify this point, we have always reconciled Total segment operating income to the nearest GAAP measure, including a line item for Corporate G&A.

Nevertheless, in order to address the Staff’s concern, the Company will, in its future periodic reports and other disclosures, limit the presentation of Total segment operating income to the disclosures required by FASB Accounting Standards Codification Topic 280, Segment Reporting (“ASC 280”), which are presented in accordance with Generally Accepted Accounting Principles (“GAAP”). We will no longer present Total segment operating income as a non-GAAP financial measure. The Company will continue to report and discuss Segment operating income in its filings and other disclosures, including earnings press releases, for individual operating segments without providing a summation of those amounts (other than as required by ASC 280).

Accordingly, we intend to make the following changes in our future filings (references below are to section titles and page numbers in our quarterly report on Form 10-Q for the period ended December 30, 2016):

CSRA | 3170 Fairview Park Drive, Falls Church VA 22042 | P: +1 703.803.1500 | F: +1 703.000.0000 | www.csra.com

•
Note 14—Segment Information (pp. 27-29): Unchanged; these disclosures are required under ASC 280. We note that Total segment operating income in this context is not considered to be a non-GAAP financial measure. See CD&I 104.01.

•
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Overview (pp. 36-37): Eliminate the lines for “Total Segment Operating Income” and “Segment Operating Income Margin” from the table and delete footnote (1).

•
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Operating Income (pp. 43-44): Eliminate “Total Segment Operating Income” line in each table. In addition, the paragraph immediately following these tables will not discuss period over period changes in Total segment operating income.

CSRA | 3170 Fairview Park Drive, Falls Church VA 22042 | P: +1 703.803.1500 | F: +1 703.000.0000 | www.csra.com